SECOND AMENDED SCHEDULE A

To the Fund Administration and Accounting Services Agreement

FEES AND EXPENSES

Fund Administration and Accounting

A.	For the services rendered under this Agreement, the Fund shall cause to be paid to Northern out of the assets of the Fund the fees defined on this Fee Schedule.

B.	For the purpose of determining fees calculated as a function of the Fund’s assets, the value of the Fund’s assets and net assets shall be computed as required by its Prospectus, generally accepted accounting principles, and resolutions of the Fund’s Board of Directors/Trustees.

C.	Out-of-pocket expenses will be computed and billed by Northern and payable monthly by or on behalf of the Fund.

Assumptions:

•	Launch of 1 fund JOHCM International Small Cap Equity Fund

•	Conversion of 3 funds:

•	JOHCM Emerging Markets Opportunities fund

•	JOHCM Global Equity Fund

•	JOHCM International Select Fund

•	3 Share classes per fund

•	Target Institutional Investors

•	Launch of 1 fund JOHCM Asia Ex-Japan Fund (anticipated March 2014)

•	Launch of 2 funds JOHCM Emerging Markets Small Mid Cap Equity Fund and JOHCM US Small Mid Cap Equity Fund (anticipated December 2014)

Fees:

Fund Administration and Accounting fee is a tiered fee based on total adviser complex level assets.

Tier 1 First $200 million	-	7.00 basis points
Tier 2 Next $300 million	-	6.00 basis points
Tier 3 Next $500 million	-	5.00 basis points
Tier 4 Over $1 billion	-	4.00 basis points

Out of Pocket Expenses:

Customary out of pocket expenses will apply. The list below is representative but not exhaustive.

Fund administration and Fund accounting:

Out of pocket expenses generally include:

•	Retention of records charges if it is a significant volume.

•	Additional pricing feeds – if per the direction of the Funds Northern Trust was required to obtain a pricing feed not already utilized by Northern Trust.

•	Special performance or financial reporting, if applicable

Minimum Fees:

An annual minimum per fund fee for Northern Trust custody, fund accounting & administration, and transfer agency services is $135,000.

Payment Terms:

Fees will be invoiced at month-end for charges related to the previous month and payment is due within four (4) weeks of the original issuance of fee invoice.

Material Changes and Terms of Proposal:

The pricing outlined above is based on representations made by the Trust. Any changes to these representations that impact the assumptions used in our pricing will result in consideration of revisions to the pricing schedule, as mutually agreed to by Trust.

ADVISERS INVESTMENT TRUST		THE NORTHERN TRUST COMPANY

By:	/s/ Dina Tantra	By:	/s/ Scott Denning
Name:	Dina Tantra	Name:	Scott Denning
Title:	President	Title:	Senior Vice President

Effective: September 9, 2014